United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number 001-08755	CUSIP Number 515062 10 7
(Check one):	√	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:		December 31, 2009
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

LANDMARK LAND CO INC/DE
Full Name of Registrant

Former Name if Applicable
2817 Crain Highway
Address of Principal Executive Office (Street and Number)
Upper Marlboro, Maryland 20774
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Landmark Land Company, Inc. (“Registrant”) is not timely filing its annual report on Form 10K for the fiscal year ended December 31, 2009 (“Form 10K”). The Registrant’s inability to file at this time is due to cash flow difficulties that have prevented performance of necessary audit work for the year ended December 31, 2009. Although the Registrant is currently seeking to resolve its cash flow issues, the Registrant does not anticipate receiving sufficient cash flow to allow for the completion of an audit in time to file by the 15th calendar day following the required filing date of March 31, 2010 as prescribed in Rule 12b-25.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Joe V. Olree	301	574-3330
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  The Registrant anticipates, based on the information currently available to it, that results of operations for the year ended December 31, 2009 will be significantly worse than those for the last fiscal year due to prevailing economic conditions during the 2009 calendar year and the lack of real estate sales at its development projects. The Registrant reported a net loss of $4,400,000 for the nine months ended September 30, 2009 in its Form 10Q filed on November 13, 2009 and anticipates reporting an additional net loss for the 3 months ended December 31, 2009.

LANDMARK LAND COMPANY, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	03-30-2010	By /s/	Joe V. Olree	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).